UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On January 14, 2016, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) announced that the Company and Israel Aerospace Industries have entered into a definitive agreement for the purchase of TSG – a subsidiary and the military arm of Ness Technologies, engaged in the fields of command and control systems, intelligence, homeland security and Cyber security.

A copy of the press release by which the announcement was made is annexed to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: January 14, 2016	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Press release, dated January 14, 2016, issued by Formula Systems (1985) Ltd. (“Formula”) announcing entry into agreement for joint acquisition of TSG by Formula and Israel Aerospace Industries